SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 3)


                         National Steel Corporation
         ----------------------------------------------------------
                              (Name of Issuer)


                           Class B Common Stock,
                          par value $.01 per share
        -----------------------------------------------------------
                      (Title of Class and Securities)


                                637844-30-9
        -----------------------------------------------------------
                               (CUSIP Number)

                           Edmund C. Duffy, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3950

       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              January 16, 2002
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1 (e), (f) or (g), check the following: ( )

          Check the following box if a fee is being paid with this
Statement:  (  )



                                SCHEDULE 13D


-----------------------------------------------------------------------------
CUSIP No. 637844-30-9

-----------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        NKK U.S.A. Corporation                       51-0312155

-----------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)   (  )
                                                           (b)   (  )
-----------------------------------------------------------------------------
(3)      SEC USE ONLY

-----------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
         Not Applicable

-----------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2 (d) or 2 (e)                                (    )

-----------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-----------------------------------------------------------------------------
                                (7)      SOLE VOTING POWER
        NUMBER OF SHARES
          BENEFICIALLY                   None
            OWNED BY            ---------------------------------------------
              EACH              (8)      SHARED VOTING POWER
           REPORTING
          PERSON WITH                    22,100,000  (See Item 5)
                                ---------------------------------------------
                                (9)      SOLE DISPOSITIVE POWER

                                         None
                                ---------------------------------------------
                                (10)     SHARED DISPOSITIVE POWER

                                         22,100,000  (See Item 5)

-----------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,100,000  (See Item 5)
------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       (   )
-----------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       53.5%  (See Item 5)
-----------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       CO
-----------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 637844-30-9

-----------------------------------------------------------------------------
(1)    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       NKK Corporation
-----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                   (a)   (  )
                                                                   (b)   (  )
-----------------------------------------------------------------------------
(3)    SEC USE ONLY

-----------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
       Not Applicable
-----------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2 (d) or 2 (e)                                            (    )

-----------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
-----------------------------------------------------------------------------
                             (7)      SOLE VOTING POWER
     NUMBER OF SHARES
       BENEFICIALLY                   None
         OWNED BY            ------------------------------------------------
           EACH              (8)      SHARED VOTING POWER
        REPORTING
       PERSON WITH                    22,100,000  (See Item 5)
                             ------------------------------------------------
                             (9)      SOLE DISPOSITIVE POWER

                                      None
                             ------------------------------------------------
                             (10)     SHARED DISPOSITIVE POWER

                                      22,100,000  (See Item 5)
------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       22,100,000  (See Item 5)
------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
       (   )
------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       53.5%  (See Item 5)
------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       CO
------------------------------------------------------------------------------



         This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 9, 1993, as amended and restated by Amendment No. 1 thereto filed on February 13, 1995 and Amendment No. 2 thereto filed on December 12, 2001 (the "Schedule 13D") by NKK U.S.A. Corporation ("NAC") and NKK Corporation ("NKK") relating to the Class B Common Stock, par value $0.01 per share (the "Shares"), of National Steel Corporation ("National"). Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------

        Item 6 is hereby amended and supplemented by adding the following at the end thereof:

         In connection with a potential business combination transaction to be negotiated between National and United States Steel Corporation, a Delaware corporation ("USS"), NKK and NAC have entered into an agreement with USS, National and NUF LLC, a Delaware limited liability company and an direct wholly-owned subsidiary of NAC ("NUF"), whereby NAC has granted to USS an option to purchase all of its Shares and NUF has granted to USS the option to purchase all right, title and interest to a $100,000,000 loan granted by NUF to National. Such options must be exercised simultaneously by USS and will expire on June 15, 2002. Such agreement is attached as
Exhibit 4 hereto and incorporated herein by reference.

         The exercise price of the option with respect to the Shares is a warrant to purchase 4,000,000 shares of USS common stock, par value $1.00 per share (the "USS Shares"), at 150% of the average closing price per share of the USS Shares for 60 trading days prior to the fifth day before the earlier of the exercise of the Option and the execution of a definitive agreement with respect to a business combination transaction between National and USS. The warrant will expire on June 15, 2007. The exercise price with respect to the loan is a $30,000,000 20-year note without interest (the "Note"). For the first 5 years after issuance, USS may convert the Note into $30,000,000 or 1 million USS Shares, provided that such conversion to USS Shares may not occur unless the closing price of the USS Shares is at least $30 per share for the ten trading days prior to such conversion. Thereafter, either USS or NUF may convert the Note into 1 million USS Shares, provided, that until the tenth anniversary of the issuance of the Note, such conversion may not occur unless the closing price of the USS Shares is greater than $30 per share for the ten trading days prior to the conversion.

         NKK and NAC also agreed to vote their Shares in favor of such business combination transaction.

         On January 17, 2002, NKK issued the press release attached hereto as Exhibit 5. Such press release is hereby incorporated by reference.


Item 7.  Material Filed as Exhibits.
         --------------------------

         Item 7 is hereby amended and supplemented by adding the following at the end thereof:

         Exhibit 4. Option Agreement, dated as of January 16, 2002, by and between United States Steel Corporation, NKK Corporation, National Steel Corporation, NKK U.S.A. Corporation and NUF LLC.

         Exhibit 5. NKK Corporation Press Release, dated January 17, 2002




                                 SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.


Dated:  January 18, 2002

                                        NKK CORPORATION

                                        By:    /s/ Yoichi Shimogaichi
                                        Name:  Yoichi Shimogaichi
                                        Title: President &
                                               Chief Executive Officer

                                        NKK U.S.A. CORPORATION

                                        By:     /s/ Mineo Shimura
                                        Name:   Mineo Shimura
                                        Title:  President



                               EXHIBIT INDEX

Exhibit 4 Option Agreement, dated as of January 16, 2002, by and between United States Steel Corporation, NKK Corporation, National Steel Corporation, NKK U.S.A. Corporation and NUF LLC.

Exhibit 5         NKK Corporation Press Release, dated January 17, 2002